SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

December 31, 2020
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Stephen Craig Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,114,453(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,114,453(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,453(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Shares of Class A common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, over which Stephen Craig Fuller serves as the sole trustee and has sole voting and dispositive power, as of December 31, 2020.

(2)
The percentage is based upon 33,936,199 shares of Class A common stock outstanding as of October 27, 2020 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 30, 2020).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,114,453(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,114,453(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,453(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)
Shares of Class A common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, over which Stephen Craig Fuller serves as the sole trustee and has sole voting and dispositive power, as of December 31, 2020.

(2)
The percentage is based upon 33,936,199 shares of Class A common stock outstanding as of October 27, 2020 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 30, 2020).

Item 1(a).	Name of Issuer

U.S. Xpress Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

4080 Jenkins Road, Chattanooga, Tennessee 37421

Item 2(a).	Name of Person Filing

This Schedule 13G/A is being filed jointly on behalf of Stephen Craig Fuller and the Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller (the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each Reporting Person is 405 Cherry St, Chattanooga, Tennessee 3740.

Item 2(c).	Citizenship

Stephen Craig Fuller is a citizen of the United States of America. Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller is a trust established under the laws of the State of Tennessee.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.01 per share

Item 2(e).	CUSIP No.

90338N202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.

Item 4.	Ownership

(a)	Each of Stephen Craig Fuller and the Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller may deemed to beneficially own 1,114,453 shares of Class A common stock, as of December 31, 2020.

(b)
The number of shares that Stephen Craig Fuller and the Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller may be deemed to beneficially own constitutes approximately 3.3% of the Class A common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,114,453

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,114,453

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEPHEN CRAIG FULLER, individually

/s/ Stephen Craig Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO STEPHEN C. FULLER, by Stephen Craig Fuller, as trustee

/s/ Stephen Craig Fuller, Trustee, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: February 16, 2021

Exhibit Index

Exhibit 99.1
Joint Filing Agreement, dated February 14, 2019, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019)